EXHIBIT 23.6

           [OLIVE CORPORATE FINANCE, LLC LETTERHEAD]

February 24, 1998


We hereby consent to the use of our firm's name in the Registration Statement on Form S-4, as filed with the Securities and Exchange Commission and the joint Prospectus/Proxy Statement of German American Bancorp and FSB Financial Corporation contained therein relating to the Merger, as defined therein, and consent to references to our fairness opinion in such Registration Statement and joint Prospectus/Proxy Statement. We further consent to the filing of the aforementioned fairness opinion as an exhibit to each of the Registration Statement and joint Prospectus/Proxy Statement. Our fairness opinion is to be dated of even date with the joint Prospectus/Proxy Statement when, as, and if declared effective, provided that conditions at that time warrant the giving of such fairness opinion.


Sincerely,

/s/ Olive Corporate Finance, LLC
OLIVE CORPORATE FINANCE, LLC





























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